

July 31, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

  Re: **SFX Entertainment, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 18, 2013
     File No. 333-189564

Dear Mr. Sillerman:

  We have reviewed your responses to the comments in our letter dated July 8, 2013 and have the following additional comments.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 58

1. We note your response to our prior comment nine but reissue in part. As previously requested, please revise the notes to the pro forma combined condensed financial statements to discuss the terms and accounting treatment for the earn-out that may be paid in connection with your purchase of the ID&T JV, including why management believes a fair value of zero was deemed appropriate. Your revised disclosure should be presented in a level of detail consistent with that provided in your response to our prior comment 9.

2. We note your response to our prior comment 18 but reissue as we do not consider your response to be fully responsive to our prior comment. In this regard, we note that you believe the payments to the sellers of Made should be accounted for as distributions to the owners for their respective ownership interest in Made during the period they retain a non-controlling interest in the business and therefore, the payments would not be considered as part of the purchase price. However, it is unclear why you conclude these payments should be accounted for as distributions rather than as part of the purchase price for the acquisition or as compensation for future services. Please tell us how you considered the guidance outlined in ASC 805-10-55-24 and 25 in determining the appropriate accounting treatment for these contingent payments. We may have further comment upon review of your response.

3. Refer to footnote 4(b) – We note the disclosures that have been added to Note 4(b) in response to our prior comment number 19 in which you indicate that under both approaches that were utilized to determine the fair value of the company's shares issued to acquire the ID&T Option, a discount for lack of marketability was applied. Please tell us and revise footnote 4(b) to disclose the marketability discounts used in the valuations of your common shares. Please note that it is generally staff position that discounts for lack of marketability in excess of 15% should not be used to value an entity's shares unless there are long-term substantive restrictions on the transferability of the related shares. Please advise or revise as appropriate.

4. Refer to footnote (5) – We note the disclosure added to footnote (5) that indicates that the pro forma adjustment for amortization excludes an adjustment to intangibles of the ID&T JV, as the business had no historical operations prior to your acquisition of a 51% interest in the ID&T JV on January 1, 2013. As the pro forma adjustments to the statement of operations are required to be prepared as if the acquisition transactions occurred on January 1, 2012 and the joint venture was formed at that time, please revise pro forma adjustment (5) to include amortization of the trademarks acquired in the ID&T JV transaction or explain in further detail why you do not believe this is required. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

5. We note from your response to our prior comment 30 that the notes payable issued to the sellers of Made do not bear interest and therefore, no pro forma interest expense has been provided. In this regard, please explain why you are not required to impute interest pursuant to ASC 835-30.

6. We note your response to our prior comment 32 and revised footnote (8); however, we were unable to recalculate the amount of original issue discount and amortization of Mr. Sillerman's guarantee of $15,343 and $5,263 for the year ended December 31, 2012 and March 31, 2013, respectively. Please tell us and revise footnote (8) to explain in further detail how you calculated or determined the amortization expense associated with the original issue discount and Mr. Sillerman's guarantee.

7. Refer to footnote (9) – we note the changes that have been made to footnote (9) in response to our prior comment number 35. Please tell us and explain in footnote (9)(b) how you calculated or determined the $11,301 adjustments made to additional paid in capital and non-controlling interest in connection with the planned increase in your ownership in the ID&T JV from 51% to 75% as contemplated by the ID&T Option.

Management's Discussion and Analysis, page 72

Overview, page 72

8. Reference is made to the first paragraph on page 74. We note from your disclosure that under the terms of the agreement you were obligate to pay a deposit of AUD$5.0 to the public. Please revise to clarify what is meant by "to the public."

9. Reference is made to the first bullet point on page 74. We note from your disclosure that you will pay $5 million in common stock "…at the lower of $12.75 per share or the price to the public in this offering..." Please note that this statement is inconsistent with your disclosure on page 59 which indicates that the common stock issued would be valued at the greater of the price to the public in this offering and $12.75 per share. Please revise to correct this inconsistency.

Critical Accounting Policies and Estimates, page 88

Stock-Based Compensation, page 88

Valuation of Common Stock, page 89

10. We note the changes that have been made to pages 89 through 92 of MD&A in response to our prior comment number 41. Once you have finalized the valuation of the stock-based compensation grants issued subsequent to March 31, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise the discussion on pages 89 through 92 of MD&A to explain each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation. Also, please revise your disclosure to state clearly that valuations obtained by the unrelated third-party valuation specialist used to support the fair value of the share price of common stock as determined by management were done retrospectively. Furthermore, as previously requested please revise your discussion to explain each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value determined by the valuations obtained by the unrelated valuation specialist.

11. Reference is made to your disclosure with respect to the exchange of 9,350,000 of warrants in connection with the promissory note and the guarantee of the term loan by Mr. Sillerman for stock options at substantially identical terms and the exchange of 100,000 warrants and 1,000,000 shares of common stock for 1,100,000 shares of restricted stock on April 23, 2013. Please revise to disclose the fair value of the new grant of $48.3 million and the period over which such amount will be recognized as stock compensation expense.

12. We note your disclosure on page 92 that you intend to grant options to employees to purchase approximately 635,000 share of common stock at the initial public offering price immediately prior to closing of this offering. We further note that 10,000 options vest upon issuance. In this regard, please revise to indicate the aggregate amount of compensation costs that will be recognized by the company in connection with these options grants, the period over which it will be recognized in the company's financial statements and the amount of any charge that will be recognized at the time the options are granted for those options that vest upon issuance.

13. We note your revised disclosure in response to our prior comment 42. Please continue to update this section of the filing through the date of the latest amendment to your Form S-1 registration statement to disclose the number and significant terms of any awards and the method and significant assumptions used to value such stock-based compensation grants. Also, once the valuation of the stock-based compensation grants made subsequent to March 31, 2013 has been finalized, please revise MD&A and notes to your financial statements to disclose the methods and significant assumptions that were used to value these stock-based compensation grants. MD&A and the notes to your financial statements should also be revised to disclose the amount of compensation expense to be recognized in connection with these stock-based compensation grants and the period over which it will be recognized in your financial statements.

Business, page 96

14. We note in the fourth paragraph on page 109 that your share purchase agreement with i-Motion provides for an earn-out of $1 million based upon meeting certain financial results. Please revise the notes to the pro forma financial statements to discuss the terms and accounting treatment for the potential earn-out payments in connection with your acquisition of i-Motion, including why it appears that no contingent consideration has been recognized in the pro forma purchase price allocation.

Principal stockholders, page 141

15. For ID&T Holding B.V., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Description of capital stock, page 143

16. We note your disclosure in the Venue section on page 150. We also note that several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a venue provision in your bylaws, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also revise to include a risk factor that discusses the risks attendant to such a provision.

SFX Entertainment Inc.

Audited Financial Statements, page F-15

Consolidated Statements of Operations, page F-18

17. We note from your response to our prior comment number 46 that the company believes that its revenues and costs are generated principally from the sale of services. We also note that sales from services on an actual basis represent 100% and 97.3% of total revenue for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. We further note from your response that revenues related to the sales of services include revenue from producing live events and from sales of music over the internet. As it appears that your sales of music over the internet may represent the sale of a product rather than a service, please tell us in further detail the significant terms of such sales arrangements. As part of your response, please indicate whether these sales arrangements result in the purchaser's download of such music which provides them with permanent access to such music or whether the purchase merely results in access to such music for some limited time period. If your sales arrangements for music sales over the internet result in the purchaser's permanent access to the music, we believe such revenues represent those derived from the sale of a product rather than a service. Furthermore, if such revenues represent more than 10% of your revenues for any period presented in your financial statements, the revenues and related costs of sales should be separately disclosed in your income statement pursuant to the guidance in Rule 5-03.1 and 2 of Regulation S-X. Please advise or revise as appropriate.

18. Also, we note from your response to our prior comment 46 that fees for sales of food and beverages for consumption at the events are included in sales of services. Please clarify for us whether such amounts represent concession fees charged by you to vendors that sell food and beverages for consumption at the events, or if it also includes revenues from food and beverages sold by you to customers at events. If the latter, please explain why you believe it is appropriate to include such amounts in sales of services, and tell us the percentage of which such amounts comprise total revenues at December 31, 2012 and March 31, 2013. We may have further comment upon receipt of your response.

Note 8. Business Combinations, page F-29

19. We note your response to our prior comment number 66 and the changes that have been made to Note 8 in response to our comment. However, we continue to note that although the contingent consideration payable in connection with the MMG Nightlife LLC acquisition has been reflected as part of the purchase consideration in the table on page F-31, it does not appear to be reflected in the purchase price allocation included below. Please revise Note 8 to explain where this liability has been included in the purchase price allocation.

20. Please revise Note 8 to the audited financial statements to explain how the amounts allocated to the various categories of intangible assets recognized in connection with the Disco Productions, Life In Color and MMG Nightlife LLC acquisitions were calculated or determined. Also, please explain how the related useful lives for the various categories of intangible assets recognized were calculated or determined.

21. Please revise to include a qualitative description of the factors that make up the goodwill recognized in connection with each of the acquisition transactions disclosed in Note 8. Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50-1.

Note 19. Subsequent Events, page F-45

22. We note your response to our prior comment number 51 and the revisions that have been made to Note 19 and MD&A in response to our prior comment. Please revise Note 19 and Note 20 to your interim financial statements to disclose the significant assumptions that were used to determine the fair value of the replacement awards issued to Mr. Sillerman on April 23, 2013. Also, please revise to disclose the period over which the total value of the exchanged awards of $48.3 million will be recognized in your financial statements as expense commencing April 2013.

23. We note from the last paragraph of your response to our prior comment 51 that the company believes the expense associated with the exchanged equity awards is a prospective cost beginning in April 2013 and any pro forma treatment would be duplicative of the expense already reflected in the pro forma results for the existing loan guarantee. Please explain to us in detail the business purpose for this exchange transaction. As it appears that this transaction will provide Mr. Sillerman with additional stock-based compensation (over that previously granted through the prior warrant grants), and it appears that it is directly attributable to the company's planned public offering since it was made subsequent to the filing of your S-1, it appears that the expense associated with the stock-based compensation grants should be included in pro forma adjustments to the Company's pro forma statements of operations included elsewhere in the registration statement pursuant to Rule 11-02(b)(6) of Regulation S-X. Additionally, it appears a pro forma adjustment should be made to the pro forma balance sheet giving effect to the capital contribution resulting from the cancelled warrants. Please revise or advise as appropriate.

SFX Entertainment Inc.

Interim Financial Statements, page F-53

Consolidated Balance Sheets, page F-54

24. We note that the company's recorded goodwill balance has increased significantly during the three months ended March 31, 2013 due to recent acquisition transactions. Please revise the notes to the company's interim financial statements to include a reconciliation of the company's recorded goodwill balance from December 31, 2012 to March 31, 2013. Refer to the disclosure requirements outlined in ASC 350-20-50-1.

Note 12. Stock-based compensation, page F-74

25. We note from your disclosure on page F-74 that 1,150,000 options were issued to nonemployees to purchase shares of your common stock during the quarter ended March 31, 2013. Please revise your notes to the interim financial statements to disclose the nature and terms of the options granted to nonemployees. Please revise your notes to also include the disclosures required by ASC 718-10-50 for nonemployee stock options separate from employee stock options pursuant to ASC 718-10-50-2g.

Note 13. Capital Stock, page F-76

26. We note the changes that have been made to Note 13 to your interim financial statements in response to our prior comment numbers 47 and 48. Please tell us and revise Note 13 to explain how the company determined the amount reflected in temporary equity related to the ID&T transactions. In this regard, the disclosure in the table at the top of page F-77 indicates that the shares issued in the ID&T transactions are subject to repurchase at a price of $20,000 in the aggregate while the table at the bottom of page F-77 indicates the amount reflected in temporary equity associated with these shares is $24,380. Please revise to explain the facts or circumstances responsible for the differences between these amounts.

Note 14. Loss per share of common stock

27. We note your response to our prior comment 65 but reissue. Your response indicates that you revised the notes to the financial statement to disclose all warrants were excluded from the calculation of diluted shares outstanding; however, Note 16 of the audited financial statements and Note 14 of the interim financial statements continue to state otherwise. In this regard, please explain why the notes to audited and interim financial statements indicate that 100,000 and 6,800,000 potential warrants, respectively, are excluded from diluted loss per share when you issued 2,200,000 warrants to Mr.

Sillerman during the fiscal year ended December 31, 2012, and 7,250,000 warrants to Mr. Sillerman and 500,000 warrants in connection with the ID&T transaction during the quarter ended March 31, 2013. Alternatively, please revise your disclosures to correct this inconsistency.

Note 18. Segment Reporting, page F-81

28. We note your response to our prior comment 69 that as a result of the change in reporting segments, starting in the second quarter ended June 30, 2013, you will reflect Beatport as a separate reportable segment and will restate the corresponding information in prior periods. Please note that restatement of such information must occur prior to the effectiveness of your pending registration statement in addition to being reflected no later than the second quarter ended June 30, 2013. Please confirm your understanding of this matter in your next response to us.

Note 20. Subsequent Events, page F-71

29. We note your response to our prior comment number 70 and the disclosure that has been added to page F-84 in response to our prior comment. Please revise Note 20 to explain why you believe it is appropriate to account for the earn-out payments that must be paid to the minority interest holders in Made as dividend or equity distributions rather than as compensation expense or as part of the purchase considerations. Refer to the guidance outlined in ASC 805-10-55-24 and 25.

ID&T Holdings B.V.

Interim Financial Statements

Consolidated Statements of Operations, page F-146

30. We note your response to our prior comment number 72 and the changes that have been made to Note 1 to the financial statements in response to our prior comment. Please tell us and revise the notes to the financial statements to explain how you calculated or determined the fair value of the SFX warrants received in connection with the sale of a 51% interest in ID&T North American as well as the written call options on the SFX shares.

Item 16. Exhibits and financial statement schedules, page II-3

31. Please file the Form of Underwriting Agreement and the Opinion of Reed Smith LLP with your next amendment or tell us when you intend to file them. Please note that we may have comments upon review.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
       Aron Izower, Esq.
       Reed Smith LLP